Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-4499 (212) 818-8800
Facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

December 23, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Re:	Classover Holdings, Inc. Class Over Inc. Registration Statement on Form S-1 Filed December 13, 2024 File No. 333-283454

Ladies and Gentlemen:

On behalf of Classover Holdings, Inc. and Class Over Inc. (the “Company”), we hereby respond as follows to the comment letter from the staff of the Securities and Exchange Commission (the “SEC”) dated December 20, 2024, relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). Captions and page references herein correspond to those set forth in the amended Registration Statement.

Capitalized terms used but not defined herein have the meanings ascribed to them on the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-4 filed December 13, 2024

Proposal 1: The Business Combination Proposal

Potential Dilution to Non-Redeeming BFAC Public Shareholders, page 85

1.

You disclose, in the paragraph above the dilution table on page 88, certain dilution sources that are not material transactions reasonably likely to occur and thus are excluded in the dilution table. Please describe and quantify, outside of the table, each material potential source of future dilution that non-redeeming shareholders may experience by electing not to tender their ordinary shares in connection with the de-SPAC transaction, including sources not included in the table with respect to the determination of net tangible book value per share, as adjusted. Refer to Item 1604(c) of Regulation S-K.

We have revised the disclosure on page 88 of the Registration Statement as requested.

GRAUBARD MILLER

Securities and Exchange Commission

December 23, 2024

2.

With respect to each redemption level, state the company valuation at or above which the potential dilution results in the amount of the non-redeeming shareholders' interest per share being at least the initial public offering price per share of common stock. Refer to Item 1604(c)(1) of Regulation S-K.

We have revised the disclosure on page 88 of the Registration Statement as requested.

Exhibits

3.	Please have your auditor revise their consent in Exhibit 23.5 to include a statement acknowledging their identification as an expert on page 206 of the filing.

We have revised the auditor consent included as Exhibit 23.5 to the Registration Statement as requested.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

cc.	Fanghan Sui, Chief Executive Officer Hui Luo, Chief Executive Officer